

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2022

Jacob Lakhany
President
Com2000, Inc.
1575 W Horizon Ridge Pkwy, #531401
Henderson, NV 89012

> **Re: Com2000, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 28, 2022**
> **File No. 333-260491**

Dear Mr. Lakhany:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 14, 2022 letter.

Amendment No. 2 to Registration Statement on Form S-1

Risk Factors, page 3

1. Please add a risk factor disclosing any potential conflicts of interest that may arise from the business activities of your executive officers and clarify whether they will be working full-time for the company. In this regard, you state that Messrs. Lakhany and Wong are currently executive officers of other companies. Also, disclose whether you have policies in place regarding the manner in which your management will resolve the types of conflicts of interest that you describe in this risk factor.

<u>Directors, Executive Officers, Promoters and Control Persons, page 29</u>

2.   We note your response to prior comment 2. Please disclose the past and present occupations held by Mr. Victor Tong during the past 5 years, as required by Item 401(e) of Regulation S-K, or advise.

<u>Executive Compensation, page 31</u>

3.   We note your response to prior comment 3. You disclose on page 31 that the Company entered into an Independent Contractor's Agreement with each of Mr. Tong and Webplus, Inc. Please file a copy of these agreements as exhibits to your registration statement as required under Item 601(b)(10)(iii)(A) of Regulation S-K or advise.

       You may contact Dave Edgar, Senior Staff Accountant, at (202) 551-3459 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Faller, Staff Attorney, at (202) 551-4438 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Scott Doney